Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

May 10, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Corporation”)
Definitive Proxy Statement
File Nos. 2-90949 and 811-04014

Ladies and Gentlemen:

On behalf of the Corporation, a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of a joint special meeting, proxy statement and form of proxy card in connection with a joint special meeting of shareholders to be provided to shareholders of Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (collectively, the “Funds”), each a series of the Corporation. The joint special meeting is scheduled to be held on June 19, 2012.

Proxies are being solicited for the Funds to consider and vote on the election of directors to the Board of Directors of the Corporation and the approval of a new investment management agreement between Aster Investment Management Co., Inc. and the Corporation, on behalf of the Funds.

If you have any questions or comments, please contact me at (202) 346-4515.

Very truly yours,

/s/  Robert M. Kurucza

Robert M. Kurucza